Filed by Spartacus Acquisition Shelf Corp.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Spartacus Acquisition Corporation

(Commission File No. 001-39622)

Company Name: NextNav LLC

Event: Oppenheimer’s Virtual 24th Annual Technology, Internet & Communications Conference

Date: August 11, 2021

<<Analyst, Oppenheimer & Co. Inc>>

Good afternoon, everybody. Thanks for joining the session with NextNav. The team is going to present the presentation about next-generation GPS. And then if you have any questions, please put it in the chat in the bottom, and then we can take your questions at the end. So, with that Gary and Ganesh, the floor is yours.

<<Gary Parsons, Chairman>>

Well, thank you very much, Jason, happy to be back with you. I know it’s been a long time since I did the XM Satellite Radio stuff with you guys many decades ago. And it’s kind of funny because we’ve often talked about the similarities that exist between what we’re doing here at NextNav now, and what we did at XM Satellite Radio. It was a disruptive technology that impacted a very large marketplace that others really weren’t focused on at the time that was satellite radio. It had to start from scratch and it took years to build, but then boy once it got in place, it was entrenched and was very difficult and enormous barrier to entry to anyone else.

With NextNav we’ve been developing this technology for over a decade. We’ve created a foundational network. And now we believe that we will be establishing an enduring platform that will be very difficult to replicate for anyone else.

If you look at GPS, GPS is a core of the global economy. In 2021, over $700 billion of U.S. economic activity was generated through GPS or using GPS. And most strikingly, that actually doubles every two to three years and has been for many, many years. And this isn’t some random analyst projection, this is actually U.S. official government statistics, they’ve been tracking GPS impact on the U.S. economy since 1984. While GPS has fostered this enormous, massive growth in a vast array of markets, it’s created a single point of failure for many of those markets that are heavily reliant upon it.

And finally, GPS really just has some inherent limitations just as any satellite delivered signal is going to have. And if you want to keep this phenomenal growth trajectory going, you’re going to need to address a next generation of GPS.

If you’re looking at it, GPS was invented in the 60s by the Department of Defense for planes, and ships and missiles, and it was designed to operate in white space, clear view of the sky and minimal interference from other signals. That’s certainly not the commercial space today. And particularly in dense urban markets. GPS suffers significant performance problems in these urban markets, particularly indoors where the signal just cannot penetrate, it lacks the altitude detection capability to tell you what floor of a building you’re on. The satellite signal is incredibly weak, easily jammed, and it has no encryption. So, it can be spoofed. Matter of fact, it regularly is spoofed to show someone that they’re somewhere where they’re not.

So, our society requires a GPS2.0, or a next generation of GPS, not with the idea of actually replacing GPS, but to enable it, to meet these new market demands, apps that require dependable, horizontal, and vertical location, particularly indoors, and in urban markets. A solution that’s required for indoor mapping, autonomous vehicles, eVTOLs, UAVs all require resilient location services and that vertical complement.

Critical infrastructure like cellular networks or power grids and financial services all need to address that single failure point of vulnerability that they have with some sort of a backup timing solution. And first responders need situational awareness and ability to find people on a 911 call in distress. So NextNav has been creating and has created this new next generation of GPS. It’s more available, it’s more resilient and it’s more accurate than GPS alone.

It provides high precision indoor and floor level location detection. It can tell you exactly what floor of a high-rise it’s on, it’s encrypted to prevent spoofing and it has a signal that is literally a hundred thousand times more powerful than the GPS signal so that it prevents jamming. NextNav, then enables what we think is an enormous, a massive opportunity set worldwide something in the range of a $100 billion of total addressable market opportunity. And that also has been continuing to double every three years. Our first priority for the penetration of the U.S. market, which itself represents about a $50 billion opportunity.

Now, while $50 billion is a big target market, if you compare it to the $700 billion of U.S. economic activity related to GPS, you’ll see that it’s actually a tiny fraction and that’s intentional because we really focused in on the specific applications and market segments that are most in need of this next generation of GPS.

And we’ll spend a couple of minutes and walk through what those market segments are. First one is public safety. Public safety was the initial focus of NextNav from literally a decade ago. And it served as our beachhead into broader market applications. We deployed our Pinnacle vertical location network in partnership with AT&T. Service just going nationwide in the last few months through NextNav and with AT&T, FirstNet has been able to bring three-dimensional situational awareness to first responders. If you’re not familiar with it, FirstNet is the dedicated public safety network established by the government in response to the 9/11 Commission recommendations. And FirstNet through AT&T offers apps such as 3D mapping solutions by 3AM Innovations, situational awareness and onsite incident management solutions by Intrepid Response, each of which use NextNav’s underlying vertical location capabilities. RapidSOS is also incorporating our vertical location capabilities into their enhanced emergency information database.

We simply provide these app developers, our SDK, allowing their products to include three-dimensional visualization capabilities. And it’s not just the first responders themselves support from an E911 perspective, there are over 240 million emergency calls annually and vertical location is absolutely essential in finding 911 callers who are indoors in urban markets. So essential in fact, the wireless carriers have been required by the FCC to add altitude detection capabilities for 911 in the top 25 markets by next year, next April, and the top 50 markets by 2023 and then fully nationwide by 2025. And NextNav is the only proven solution with a deployed network, which has been shown to meet many times in the past, the FCC’s E911 vertical location requirement.

As important as that emergency caller is to first responders that Uber driver is also looking for you on what level of the airport arrival ramp you may be standing on. The global app economy is $3.7 trillion in 2021 and it’s increasingly powered by location services. Example, one in three apps on the Google Play Store utilize location services. Since we’ve just launched our service, I mentioned, we’re in the early stages of adoption, but the awareness is quickly building among app developers. We recently announced a partnership with Gimbal to enable 3D location services in the wide range of apps and users that they support. Augmented reality, particularly gaming, thrives with more accurate location data. We’ve partnered with Unity, the largest gaming engine that enables games such as Pokémon GO, which takes location-based games to a new level. And you’ll notice as with Gimble and Unity, we’re initially working with companies that multiply our penetration into numerous apps and games that their platforms support. We’re engaged with over 200 of these distinct app opportunities today. Ganesh will walk you through this burgeoning pipeline of this app iceberg that we have in front of us. And we can talk more about how those are individually monetized.

Another key market segment is our autonomous vehicles, five million expected to be on U.S. roads by 2030 and each of them requires precise and resilient, local location services, more so than what GPS alone can provide. Due to building blockages GPS is largely unreliable in European markets with spoofing and jamming. Reliability is also key for auto manufacturers and is really essential just for legal liability reasons as they have to demonstrate straight, fail safe, and reliable systems.

So just as we work with the FCC on the E911 requirements, NextNav has been involved with the Department of Transportation from the very beginning in assessing autonomous vehicle location requirements. Ganesh even serves on the Advisory Board of Carmen, sponsored by DOT to promote industry collaboration in what is called the PNT space or position, navigation and timing issues that are facing the transportation industry.

If you take those autonomous vehicles up into the sky, as they become eVitols and UAVs, those raise the stakes higher, but clearly, they have the exact same need for reliable and resilient, three-dimensional location. Joby Aviation and others plan to launch their eVitol air taxi services in 2024. And NextNav has reached an agreement to incorporate our three-dimensional location capabilities into Joby’s electric aircraft. We’re working together with them, frankly, to achieve FAA certification with our technology included in their air frames. And they’re currently testing flight corridors in the Bay Area around the San Jose Airport. Similar to our FCC, DOT and FAA efforts, we’re also working with NASA on UAV, drone control navigation. In fact, NASA purchased three years ago and installed one of our networks on the east coast for their own internal drone test bed and they are negotiating now an additional west coast installation to assist our collaboration with Silicon Valley companies. So as with autonomous vehicles, its safety, security and, liability concerns, predominately, in NextNav’s fault tolerance systems that are a key attribute of that environment.

Another key space is enterprise IoT, particularly asset tracking. Asset tracking is a pretty big industry right now. And if you look out on the open roads with the 18 wheelers, GPS works fairly well for that. But increasingly it’s coming into urban centers and inside buildings for those assets. What floor of the building, even the specific room that a high value physical asset may be sitting in an infusion pump in a hospital, especially equipment on a construction site or on autonomous forklifts, looking for a specific pallet in a warehouse, it’s not just these physical assets, but also human assets, lone worker’s safety in hotels, casinos, and refiners or elder care and monitoring the elderly who are living alone.

We’re having preliminary discussions with Amazon regarding these capabilities and are actually adding our 3D location capabilities right now to HERE technologies, a well-known building database and existing horizontal mapping services. HERE, technologies of course, are the key, primary, mapping and location service provided by the car companies in the United States.

And then finally, and this is a little bit of a different market segment because it’s not your classic retail market segment or even B2B market segment and that’s GPS resiliency and backup. It’s becoming a national security priority for the U.S. Government. Very bipartisan effort, by the way, as well. But protecting critical infrastructure industries, the 16 critical infrastructure industries that are reliant upon GPS’ timing functions, which enable every modern communications network, the electric grid, diverse use cases like financial transactions, such that if GPS fails, the lights go out, the phones go dead and money stops moving.

And so, it is a point where the size of the issue is such that on a bipartisan basis as a national security issue, the government is really looking at how they can back up GPS and avoid this potential single point of failure for all of these industries. It’s been supported through multiple administrations, congressional actions, mandating action, as a matter of fact, Congress mandated the Department of Transportation to study every possible technology for GPS backup and report back to the Congress comparing and contrasting them. That study was completed last year by Department of Transportation. We are happy to provide you the links to that document that essentially found NextNav’s technology to be the number one performer in every single one of the market segments that were studied.

So, from our own, internal, financial projections, we’ve tried to be conservative. We don’t include any government revenue, no mandated operations, no subsidies for the backup capability, but we do believe that there’s a legitimate possibility that we will get government support for the backup GPS capabilities ourselves or others in the industry. So hopefully that will be the next congressional step that we will see.

So that brings us to kind of where we then fit in as this begins to gain its traction. We believe that NextNav combined with GPS, not replacing GPS, will become the global standard for location and timing services, with fault-tolerant encrypted three-dimensional location capabilities, generating a $1.5 billion in revenue with continued growth into international expansion because every developed country in the world has these exact same issues.

EBITDA margins over 70%, which is pretty consistent with a facilities-based wireless network. But interestingly enough, very limited going forward capital requirements because unlike the cellular network where every single new user is a consumer of capacity, that then has to be replaced, we’re essentially a location broadcasting network where any number of users, once the network has been built, it can accommodate, whether it’s a million, a hundred million or a billion. There’s no additional CapEx. And we can get into that in a little bit, but we’re developing this on a very robust intellectual property platform and on a very unique underlying asset of eight megahertz of contiguous low band spectrum in the 900-megahertz band, which if any of you investors that are following spectrum assets and spectrum value, will see that spectrum asset alone has significant element of value to our enterprise.

So, with that, let me turn it over to Ganash who is the Co-Founder and CEO of NextNav, who had this idea in the very beginning, and he’ll walk you through the technology and how we turn that technology into operational applications and revenue bearing service. Ganesh?

<<Ganesh Pattabiraman, Co-Founder, President and Chief Executive Officer>>

Great. Thanks, Gary. Nice to meet you all. I’m Ganesh Pattabiraman Co-Founder and CEO of NextNav. As Gary mentioned, I worked at Qualcomm for about a decade putting GPS into mobile phones and recognizing the limitations of GPS led to the creation of NextNav and what we define as next-generation GPS.

So, what is next-generation GPS? In our view, next-generation GPS is a world where first responders can find the users when they dial 911, they have better 3D situational awareness. The drones and eVTOLS can navigate urban corridors easily and reliably. And the electrical grid and telecommunications equipment have precise timing for their operations.

We recognize or realize this next generation GPS in a phased manner. The first approach is providing – is our pinnacle service that provides altitude capabilities with any GPS space x, y or horizontal capabilities. And that is being able to deliver which level or floor that the user might be at.

Every location company that we’ve known has tried to solve the altitude problem, and they’ve done it, but have failed. We took a radically different approach in solving this problem. We fundamentally use the barometric pressure sensors, the inexpensive barometric pressure sensors that are found in cell phones and applied the principles of aviation to solve this problem. Fundamentally we deploy a passive network of sensors around cities that is able to then measure the weather effects and combine that information with the barometric pressure information you get from mobile phones in our cloud system to then deliver precise altitude for the end user. This is then able to work as a software layer within applications and deliver very precise altitude down to three meters, 94% of the time. Across all of these applications.

This network is available today, as we’ve mentioned earlier, was deployed at the beginning of this year. And it covers about 4,400 cities and 90% of three plus story structures around the country. We did this in partnership with AT&T FirstNet to deliver their 3D situational awareness for first responders. But we’re able to use this across all the applications and services beyond public safety to commercial application.

The TerraPoiNT service is the GPS equivalent service that we are planning to deploy using the proceeds from the current fundraising that we’ve done. This delivers very precise, horizontal, and vertical positioning along with timing. Essentially, we transmit a GPS like signal on nationwide spectrum that we own that is about a hundred thousand times stronger than GPS, and therefore can penetrate inside buildings and in vertical structures. And this requires us to deploy terrestrial transmitters on cell towers and building rooftops and triangulate the location of the user and determine their precision or determined their location very precisely.

We do this essentially by using the transmitters, which have an atomic clock just the same as GPS satellites do and therefore are able to locate people precisely. In fact, this technology was proven to be so precise and accurate that in a technology bake-off the Department of Transportation did last year that we were determined to be the most accurate position in navigation and timing service. And we’re able to provide the equal services of what GPS does across the entire marketplace.

We’ve got an initial network deployed in 47 markets today. And we expect to scale that to be equal and to the pinnacle service in terms of the number of markets we cover. The unique thing about this network is that it’s a broadcast network and fundamentally we transmit a signal that is received by – could be received by a million users or a billion users, it really does not matter to us. And so, we have no capacity constraints and we can also scale the network depending on our need to be covering 25 markets, 50 markets, 100 markets. The current business plan does account for a full 100 market buildout but that we can modulate as desired.

So, let me tell you about our go-to-market approach. We’ve got what we believe to be a sequential de-risk approach to entering the market. As we mentioned, we’ve got a network deployed today in partnership with AT&T that is serving the public safety segment. And AT&T believes that there is a potential user base of about 10 million subscribers. We then expect to now expand that service to other commercial applications. So, we’ve got a partnership with companies like Gimbal. Essentially these are platform providers who can then access multiple hundreds or thousands of applications. So, in Gimble’s case, they are the location provider for about 1800 retail applications. And we’ll be part of their on-the-go SDK and their stadium SDK, which allows for a popular example [indiscernible] application that has the Gimble SDK. And that allows the restaurants to know when the user has come into a location and checks in to pick up their local bread.

Then the new location SDK kicks in and tells the restaurant where the user is. We’ve got a partnership with Unity and Unreal and they will be marketing our applications to their – our SDK to their application base. Unity has about a million and a half app developers and about two billion users worldwide. And between Unity and Unreal, we’re looking at marketplace of about 65% of the mobile gaming industry, so you can see that’s a very huge reach. We’re working with the companies like Kira and Amazon that allows us access to about a million enterprise customers.

So, we expect to have the scaling effect, as you can see, by working with these partners who have large reach and allows us to scale the technology very quickly, we’ve got over 200 such opportunities and growing on a daily basis. We think that sets us up well for the global expansion too, because every tech country and every platform that we’ve worked with sees the same problems that we’ve seen the U.S. in terms of [inaudible] geolocation and resilience geolocation capabilities in that we see in the U.S. in terms of geolocation and resilient geolocation capabilities.

In that regard, we’re working in several countries today, in America, Western Europe and East Asia. We’ve got partnership in place in Japan with a company called MetCom, which is a partnership between Sony and Kyocera to deliver our NextNav services in Japan. The technology itself has been standardized in 3GPP as a global telecommunication standard in Japan. Fundamentally, the way our partnership works is we essentially license the technology to our Japanese partner. They run and operate the network. And we have a revenue share arrangement with them.

And so, we expect the same model to work in other countries. We’re working with Telus in Canada; and TFMG in Germany and so a number of different opportunities as we scale this technology globally. So that we think sets us up well to be a global standard as we move forward.

Let me talk a little bit about our competitive moat. We’ve got a very deep and compelling moat, as you can tell, we’ve been around for about 10 years and based on our background and the foundation from working at places like Qualcomm, we recognize the importance of intellectual property, we’ve got over a 100 plus patents. We’ve got a spectrum asset that is very unique, gives us access to about 2.4 billion megahertz PoPs around the country. And we’ve got a network that scales – and the only dedicated network for location services that scale, about 4,400 cities today in the marketplace. So, we think a combination of these three assets puts us in a unique place in the marketplace, and it would be very difficult for somebody to catch up to our services with these types of assets.

Let me tell you a little bit more about our spectrum assets. We have virtually a nationwide spectrum asset covering 93% of the population. We own eight-megahertz stuff that’s in the LMS band. This overlaps with this or is close to the [indiscernible] technology in devices. And so, it makes us – it’s easier to implement in handsets based on where it lies in the spectrum band as you know, which becomes important. And so again, I think, puts us in a unique position from a spectrum availability and usage there.

In terms of the management team, we think we’ve got a very experienced team that has built technologies at scale. Both Arun and I came from Qualcomm where we worked on technologies that were scaled into billions of devices. Chris Gates, our CFO started his career in banking in TMT had played some roles in corporate development and then finance more recently. David Knutson, who has built nationwide networks for companies like AT&T and Sprint. And Dan Hight, who comes from GrounDTruth, which was one of the original location marketing companies.

We’ve also got an equally experienced Board of Directors. As you can tell these folks are long-term investors who understand the value of these assets. We’ve got Peter Barris from NEA, Jim Fleming from Columbia, and Bandel Carano from Oak. And as part of our transaction flows, we’ll be adding Alan Ho and Peter Key on to the board also.

Now we can get into the operating economics of the service. As Gary mentioned, we’ve got a broadcast network that essentially does not have additional requirements as we add capacity. And so therefore every incremental dollar of revenue actually goes directly to our EBITDA and generates in the long run about $0.08 to $0.09 to the dollar to our bottom line. So, we think that makes it very attractive as we look to serve all these segments in the marketplace.

We can get into the revenue model.

<<Gary Parsons, Chairman>>

Yes, if you want to hit a little of that, Ganesh, I mean, one of the things I guess I’d call your attention to is how broad we believe our revenue will be, because in fact, the GPS does impact many, many different segments that all of society and of the economy. So, we have quite a diversity of revenue on that front.

2021 of course is primarily associated with the initial adoption of our services and the app economy and with public safety, where we’re focused on really maximizing our exposure to partners, platforms that have a built-in constituency of customers’ applications, on that front. Beyond that as we get into 2022 and 2023, almost all of that revenue will come from our Pinnacle vertical location service, because that is the one that is already in operation. We’re rolling it out, it treats the app economy and as Ganesh mentioned it’s available immediately to hundreds of millions of phones, because it does not need any modifications to the software or the phone itself to accommodate.

As you get into 2023 and 2024 is when the TerraPoiNT network begins to build up, you’ll see the CapEx and the model that comes from that, but you’ll see the revenues generating on that front. And then as we get into 2024, 2025 and 2026, you’ll see international beginning to take off as well, too.

And I note our friendly operator beginning to wave their hand at me right now that we wanted to leave a few minutes at the end of it for questions from the audience. So maybe hit one more slide quickly Ganesh. And you’ll see if you look like the third line down, you’ll see where that CapEx lumps of building out this network takes place, but once the network is built, all the CapEx falls off so that it’s only maintenance CapEx going forward. The purpose of the transaction and the merger that we have underway and the fundraising that we’re doing is to build out that network so that the operational technology has already been proven. Now we simply need to build out the network to make it pervasively available across the country.

And with that let me go ahead and turn it back to Janell and the operator and see if we have any questions or Jason, do you want to lead that?

<<Unidentified Analyst>>

Yes. I don’t see any online, but I’ll just ask you one. Who would be the competitors, who else has another solution that they are pushing in the market as next generation GPS?

<<Gary Parsons, Chairman>>

Let me hit that from two different perspectives. One, if you look at the TerraPoiNT perspective like the backup redundancy, the timing services and the fault tolerance, GPS backup capabilities, I don’t want to say there aren’t any, but essentially what Department of Transportation tested was 11 different versions of what could be provided. And we were the only one that they identified that was capable of doing the full GPS, suite, position, navigation and timing. And even among all the other, just one position or timing, we were the most accurate and the most available. And we were the only one that was able to operate in the dense urban market.

So, from that standpoint, I think, that it’s very limited. Other people have not entered into that market. We were the ones who invented the technology. We got it internationally standardized. There’s nothing that would prevent someone else from trying to build a competitive type of a system. But, that’s where our 100 patents or so kicks in to protecting that aspect.

From the Pinnacle vertical side only, there are other companies that have been doing and attempting vertical at scale for a period of time, including the Polaris, and frankly, even Apple and Google, with some of their capabilities, but it’s never been accurate. And they’ve had no real, major incentive to try to go to the effort of building out our sensor network, doing a full calibration network like we have. And the importance of accuracy there for the vertical is knowing precisely what floor it is, which is three meters, is critical. When you start looking at retail ads….

<<Unidentified Analyst>>

Right, you are going to make the investment in the network. You wanted to apply to everything and not just limited. Okay, we’re out of time, we got to leave it at that. But thank you everybody. And if anybody online wants to follow-up, just get in touch with me and I can put you in touch with the management team.

<<Gary Parsons, Chairman>>

Thanks so much.

<<Unidentified Analyst>>

Thanks guys. I’ll see everybody at the next session.

<<Gary Parsons, Chairman>>

Bye.

Forward-Looking Statements

This presentation contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to Spartacus Acquisition Corporation’s (the “Company”), NextNav Holdings, LLC’s (“NextNav”), or the combined company’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the business plans, objectives, expectations and intentions of the public company once the transactions (the “Transactions”) contemplated in the merger agreement (the “Merger Agreement”) are complete, and NextNav’s estimated and future results of operations and financial conditions, financial projections, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on the Company’s or NextNav’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Spartacus’ or NextNav’s control that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the Transactions; (2) the inability to complete the proposed business combination contemplated by the Merger Agreement and the Transactions due to the failure to obtain approval of the stockholders of Spartacus or other conditions to closing in the Merger Agreement; (3) the ability of the combined company to meet Nasdaq’s listing standards following the Transactions; (4) the inability to complete the private placement investment; (5) the risk that the proposed Transactions disrupt current plans and operations of NextNav as a result of the announcement and consummation of the Transactions described herein; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers retain its management and key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals, including from the Federal Communications Commission, required to complete the business combination; (9) the possibility that NextNav may be adversely affected by other economic, business and/or competitive factors; (10) the outcome of any legal proceedings that have or may be instituted against Spartacus, NextNav or any of their respective directors or officers, following the announcement of the Transactions; (11) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; and (12) other risk and uncertainties indicated from time to time in other documents filed or to be filed with the Securities and Exchange Commission (the “SEC”) by Spartacus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and NextNav undertakes no commitment to update or revise the forward-looking statements, whether as a result of new information, whether as a result of new information, future events or otherwise.

Additional Information About the Transactions and Where to Find It

Spartacus Acquisition Shelf Corp. (“Shelf”) filed with the SEC a Registration Statement on Form S-4, that includes a preliminary proxy statement of the Company and also constitutes a preliminary prospectus of Shelf, in connection with the Transactions and will mail a definitive proxy statement/prospectus and other relevant documents to the Company’s stockholders. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, any amendments thereto, the definitive proxy statement/prospectus and the other relevant documents filed with the SEC in connection with the Company’s solicitation of proxies for its stockholders’ special meeting to be held to approve the Transactions because the proxy statement/prospectus will contain important information about the Company, Shelf, NextNav and the Transactions. The definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Transactions. Investors are able to obtain copies of the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus and other relevant documents filed by Shelf and the Company with the SEC at the SEC’s website at www.sec.gov. Stockholders of the Company will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Spartacus Acquisition Corporation, 6470 E Johns Crossing, Suite 490, Duluth, Georgia 30097.

Participants in Solicitation

The Company, Shelf, NextNav and certain of their directors and officers may be deemed participants in the solicitation of proxies of the Company’s stockholders with respect to the approval of the Transactions. Information regarding the Company’s directors and officers and a description of their interests in the Company is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC. Additional information regarding the participants in the proxy solicitation, including NextNav’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in in the definitive proxy statement/prospectus and other relevant materials filed with the SEC regarding the Transactions when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to the Company as described above under “Additional Information About the Transactions and Where to Find It.”

No offer or solicitation

This presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.